Exhibit 99.2

JOINT FILERS

Reporting Owner Name/Address	Relationships
	Director	10% Owner	Officer	Other
Brookfield Properties Inc. 250 Vesey Street New York, NY 10281-1023	X	X		Director by deputization
Brookfield Holding Limited Liability Company Budapest 1074, Dohany utca 12 Budapest, Hungary	X	X		Director by deputization
1706065 Alberta ULC Suite 1700, 335 8th Avenue SW Calgary AB T2P 1C9	X	X		Director by deputization
Brookfield BPY Holdings Inc. 181 Bay Street, Suite 300 Toronto, Ontario, Canada M5J 2T3	X	X		Director by deputization
BPY Canada Subholdings I ULC 181 Bay Street, Suite 300 Toronto, Ontario, Canada M5J 2T3	X	X		Director by deputization
Brookfield Property Split Corp. 181 Bay Street, Suite 330 Toronto, Ontario, Canada M5J 2T3	X	X		Director by deputization
Brookfield Office Properties Inc. 181 Bay Street, Suite 330 Toronto, Ontario, Canada M5J 2T3	X	X		Director by deputization